Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-278823

TERMS AND CONDITIONS AS OF NOVEMBER 9, 2026 OF
ECOPETROL S.A.

U.S.$2,000,000,000 7.875% NOTES DUE 2034

ISSUER:	Ecopetrol S.A.
SECURITY:	7.875% Notes due 2034 (the “Notes”)
RANKING:	Senior, unsecured and unsubordinated obligations of the Issuer, ranking pari passu, without any preferences among themselves, with all of its other present and future unsecured and unsubordinated obligations that constitute its External Indebtedness (as defined in the prospectus).
PRINCIPAL AMOUNT:	U.S.$2,000,000,000
MATURITY:	November 12, 2034
ISSUE PRICE:	99.388% (plus accrued interest, if any, from November 12, 2026).
INTEREST PAYMENT DATES:	May 12 and November 12, commencing on May 12, 2027.
COUPON RATE:	7.875%
YIELD TO MATURITY:	7.980%
BENCHMARK TREASURY:	UST 4.875% due October 31, 2033
PRICING DATE:	November 9, 2026
EXPECTED SETTLEMENT DATE:	November 12, 2026 (T+2)
NET PROCEEDS BEFORE EXPENSES:	U.S.$1,984,760,000, which is the amount after the underwriting discount, but before expenses.
CUSIP/ISIN:	CUSIP: 279158 AY5 ISIN: US279158AY59
CLEARING:	DTC / Euroclear / Clearstream

GLOBAL COORDINATORS AND JOINT BOOK-RUNNING MANAGERS:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC
JOINT BOOKRUNNERS:	BBVA Securities Inc. Itau BBA USA Securities, Inc.
PASSIVE BOOKRUNNER:	BofA Securities, Inc.
MINIMUM DENOMINATION:	U.S.$1,000 and integral multiples of U.S.$1,000 in excess thereof
GOVERNING LAW:	New York
FORMAT:	SEC Registered
DAY COUNT:	30/360
OPTIONAL REDEMPTION PROVISIONS:

Prior to September 12, 2034, at any time or from time to time, in whole or in part, at the Issuer’s option at a make-whole premium based on Treasury Rate plus 50 basis points.

On or after September 12, 2034, at any time or from time to time, in whole or in part, at the Issuer’s option at par.

WITHHOLDING TAX REDEMPTION PROVISIONS:	At any time at the Issuer’s option if the Issuer becomes obligated to pay additional amounts under the Notes, in whole but not in part, at par.
LISTING AND TRADING:	New York Stock Exchange

Changes from Preliminary Prospectus Supplement:

The first sentence in the first paragraph under the heading “Summary–Recent Developments– Redemption of the 8.625% Senior Notes due 2029” will change from “We expect to deliver a conditional notice of redemption (the “Redemption Notice”) for up to US$720,000,000 aggregate principal amount of our outstanding 8.625% senior notes due 2029 (the “Target Notes”) in accordance with the indenture governing the Target Notes (the “Target Notes Indenture”) promptly following the pricing of this offering” to “We expect to deliver a conditional notice of redemption (the “Redemption Notice”) for up to US$810,000,000 aggregate principal amount of our outstanding 8.625% senior notes due 2029 (the “Target Notes”) in accordance with the indenture governing the Target Notes (the “Target Notes Indenture”) promptly following the pricing of this offering.”

The information herein supplements the preliminary prospectus supplement and supersedes the information in the preliminary prospectus supplement to the extent inconsistent with the information in the preliminary prospectus supplement.

Unless otherwise indicated, terms used but not defined herein have the meanings assigned to such terms in the preliminary prospectus supplement.

The Issuer has filed a registration statement (including a prospectus and preliminary prospectus supplement) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and preliminary prospectus supplement in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Underwriters can arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, J.P. Morgan Securities LLC collect at 1-212-834-7279, BBVA Securities Inc. toll-free at 1-800-422-8692, Itau BBA USA Securities, Inc. collect at 1-212-710-6749 or BofA Securities, Inc. toll-free at 1-800-294-1322.

Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the business day before the settlement date will be required, by virtue of the fact that the notes initially will settle on November 12, 2026, to specify alternative settlement arrangements to prevent a failed settlement.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.